August 16, 2022

Gregory Herbers

Sherry Haywood

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Aptera Motors Corp.

Amendment No. 1 to Post-Qualification Amendment to Form 1-A

Filed August 8, 2022 File No. 024-11479

Dear Mr. Herbers and Ms. Haywood:

We acknowledge receipt of the comments in the letter dated August 12, 2022 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Post-Effective Amendment on Form 1-A Filed August 8, 2022

General

1.

Rule 251(d)(3)(ii) prohibits at the market offerings and in doing so defines such an offering as “an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price. One fixed price is therefore required at qualification of securities so qualified.

We respectfully acknowledge the above comment and understand the need for a single, fixed price. We have amended the Form 1-A to resolve any confusion related to the offering price of the securities.

2.

Please explain the price of $9.20 per share. Rule 251(d)(3)(ii) requires a fixed price. We note that your May 3, 2022 253(g)(3) discloses an $8.80 per share price. As noted above, one fixed price is required at qualification.

On January 14, 2022, the Company filed a 253(g)(2) to increase the price per share to $9.20 (the “January 253(g)(2)”). The 253(g)(2) filed on May 3, 2022 links to the January 253(g)(2). We have amended the Form 1-A to resolve any confusion related to the offering price of the securities.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc: Chris Anthony

Co-Chief Executive Officer

Aptera Motors Corp.